UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Private Placement Transaction

On August 13, 2025, Powell Max Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell, in a private placement transaction (the “Private Placement”), (i) up to 1,600,000 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), and (ii) up to 4,800,000 common warrants (the “Common Warrants”), each exercisable for one Class A Ordinary Share (the “Warrant Shares”), for aggregate gross proceeds of approximately US$403,200, before deducting other offering expenses in connection thereto. The Private Placement is expected to close on or about August 13, 2025, subject to customary closing conditions.

The net proceeds from the Private Placement are expected to be used for general corporate purposes, including working capital.

The Common Warrants carry an exercise price of US$0.0001 per Warrant Share, are immediately exercisable, and will remain valid for a period of 3 years from the date of issuance. The exercise of the Common Warrants is subject to a beneficial ownership limitation, which restricts the holder from exercising any portion of a Common Warrant if, as a result, such holder would beneficially own more than 4.99% of the Company’s outstanding Class A Ordinary Shares. The exercise price of the Common Warrant contains standard adjustments for forward and reverse share splits, share dividends, reclassifications and similar transactions.

The Class A Ordinary Shares, Common Warrants, and Warrant Shares are subject to transfer restrictions and may not be resold unless registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from such registration is available. The Company is not obligated to register these securities under the Securities Act. Furthermore, the Class A Ordinary Shares, the Common Warrants and/or the Warrant Shares issued thereunder will bear restrictive legends indicating that such securities have not been registered under the Securities Act, and may not be offered or sold absent registration or an applicable exemption.

Pursuant to the Purchase Agreement, each Purchaser has agreed to a 180-day lock-up period, during which it shall not sell, dispose of, transfer, make any short sale of or grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Class A Ordinary Shares, Common Warrants or Warrant Shares or other securities of the Company acquired in the Private Placement.

The Purchase Agreement and the Common Warrants include customary representations, warranties and covenants by the Company.

This report does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

Date: August 14, 2025	By:	/s/ Tsz Kin Wong
	Name:	Tsz Kin Wong
	Title:	Chairman of the Board, Executive Director and Chief Executive Officer

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